April 24, 2014

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Justin Dobbie, Legal Branch Chief

RE:	Erickson Incorporated

Registration Statement on Form S-4

Filed April 3, 2014

File No. 333-195026

Dear Mr. Dobbie,

On behalf of Erickson Incorporated (“Erickson”) and the additional registrant guarantors (together with Erickson, the “Registrants”), we are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 21, 2014 (the “Comment Letter”), with respect to the above captioned filing (as amended, the “Registration Statement”).

Concurrently with this letter, the Registrants are electronically submitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933 (the “Securities Act”). The Amendment includes revisions made in response to comments of the Staff contained in the Comment Letter.

For your convenience, the exact text of the comments provided in the Comment Letter has been included in the order presented in the Comment Letter. The Registrants’ response to each comment is set forth immediately below the text of the applicable comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

COVINGTON & BURLING LLP

U.S. Securities and Exchange Commission

April 24, 2014

General

1.	We note that you are registering the exchange of 8.25% Second Priority Senior Secured Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: Concurrently with the electronic submission of the Amendment, the Registrants are providing a supplemental letter via EDGAR stating that the Registrants are registering the exchange offer in reliance on the Staff’s position in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters. This supplemental letter contains the representations contained in the Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters.

Signatures, page II-12

2.	Please revise each signature block on pages II-13 through II-18 to ensure that the registration statement is signed by the principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors for each co-registrant. Refer to Instruction 1 to Signatures on Form S-4.

Response: In response to the Staff’s comment, the Registrants have revised the referenced signature blocks to conform with Instruction 1 to Signatures on Form S-4.

Exhibit 5.3

3.	Please remove the last sentence from the third paragraph on page 3 or provide us with the legal basis for the language contained therein. In doing so, please refer to the jurisdictional provisions of the federal securities laws and any applicable case law in support of the inclusion of this language. Please also have counsel explain to us why this language does not explicitly or implicitly limit and condition reliance by purchasers in the offering.

COVINGTON & BURLING LLP

U.S. Securities and Exchange Commission

April 24, 2014

Response: In response to the Staff’s comment, the Registrants have re-filed as Exhibit 5.3 the legal opinion of Holland & Hart LLP reflecting the Staff’s requested change.

If any additional supplemental information is required by the Staff, please do not hesitate to contact the undersigned by telephone at (212) 841-1034 or by facsimile at (212) 841-1010.

Sincerely,

/s/ Carey S. Roberts

Carey S. Roberts

cc:	Ryan Adams, Staff Attorney

Udo Rieder, Erickson Incorporated

Edward T. Rizzuti, Esq., Erickson Incorporated

Michael P. Reed, Esq., Covington & Burling LLP